UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-19889

South Hertfordshire United Kingdom Fund, Ltd.

(Exact name of registrant as specified in its charter)

Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, England,  +44 1256 75 2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                       0

Pursuant to the requirements of the Securities Exchange Act of 1934, South Hertfordshire United Kingdom Fund, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 19, 2012	SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.

By: NTL FAWNSPRING LIMITED, its General Partner

	By:	/s/ Robert Gale
	Name:	Robert Gale
	Title:	Director